# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ethos Technologies Inc., CIK 0001788451
CUSIP: 29765A101
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 90 New Montgomery Street, Suite 1500, San Francisco, California (CA), 94105
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001065521

## Reporting persons
- SoftBank Group Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 3,128,902; sole dispositive power 0; shared dispositive power 3,128,902; aggregate amount beneficially owned 3,128,902 (10.1% of the class)
- SB Global Advisers Limited: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 3,128,902; sole dispositive power 0; shared dispositive power 3,128,902; aggregate amount beneficially owned 3,128,902 (10.1% of the class)
- SoftBank Vision Fund II-2 L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); sole voting power 0; shared voting power 3,128,902; sole dispositive power 0; shared dispositive power 3,128,902; aggregate amount beneficially owned 3,128,902 (10.1% of the class)
- SVF II Aggregator (Jersey) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); sole voting power 0; shared voting power 3,128,902; sole dispositive power 0; shared dispositive power 3,128,902; aggregate amount beneficially owned 3,128,902 (10.1% of the class)
- SVF II Holdings (DE) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,128,902; sole dispositive power 0; shared dispositive power 3,128,902; aggregate amount beneficially owned 3,128,902 (10.1% of the class)
  Comment: Limited Liability Company
- SVF II Investment Holdings (Jersey) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); sole voting power 0; shared voting power 3,128,902; sole dispositive power 0; shared dispositive power 3,128,902; aggregate amount beneficially owned 3,128,902 (10.1% of the class)
- SVF II Investment Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,128,902; sole dispositive power 0; shared dispositive power 3,128,902; aggregate amount beneficially owned 3,128,902 (10.1% of the class)
  Comment: Limited Liability Company
- SVF II Investment Holdings (Subco) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,128,902; sole dispositive power 0; shared dispositive power 3,128,902; aggregate amount beneficially owned 3,128,902 (10.1% of the class)
  Comment: Limited Liability Company
- SVF II Aggregator (DE) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,128,902; sole dispositive power 0; shared dispositive power 3,128,902; aggregate amount beneficially owned 3,128,902 (10.1% of the class)
  Comment: Limited Liability Company

## Item 1. Issuer
Name of issuer: Ethos Technologies Inc.
Address of issuer's principal executive offices: 90 New Montgomery Street, Suite 1500, San Francisco, CA 94105

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

SoftBank Group Corp. ("SoftBank")

SB Global Advisers Limited ("SBGA")

SoftBank Vision Fund II-2 L.P.

SVF II Aggregator (Jersey) LP

SVF II Holdings (DE) LLC

SVF II Investment Holdings (Jersey) L.P.

SVF II Investment Holdings LLC

SVF II Investment Holdings (Subco) LLC

SVF II Aggregator (DE) LLC
Address of principal business office or, if none, residence: The address for SoftBank is 1-7-1 Kaigan, Minato-ku, Tokyo, 105-7537, Japan. The address for SBGA is 69 Grosvenor Street, Mayfair, London W1K 3JP, England, United Kingdom. The address for each of SoftBank Vision Fund II-2 L.P., SVF II Aggregator (Jersey) L.P. and SVF II Investment Holdings (Jersey) L.P. is c/o Gen II (Jersey) Limited, 47 Esplanade, St. Helier, Jersey, JE1 0BD. The address for each of the other Reporting Persons is 1521 Concord Pike, Wilmington, DE 19803.
Citizenship: SoftBank is organized under the laws of Japan. SBGA is organized under the laws of England and Wales. Each of SoftBank Vision Fund II-2 L.P., SVF II Aggregator (Jersey) L.P. and SVF II Investment Holdings (Jersey) L.P. is organized under the laws of Jersey. Each of the other Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of Class A Common Stock as of March 31, 2026, based upon 30,914,997 shares of Class A Common Stock outstanding as of April 30, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.

SVF II Aggregator (DE) LLC is the record holder of the securities reported herein.

SoftBank, which is a publicly traded company listed on the Tokyo Stock Exchange, is the sole shareholder of SBGA, which has been appointed as manager and is responsible for making final decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund II-2 L.P.'s investments, including as held by SVF II Aggregator (DE) LLC. SoftBank Vision Fund II-2 L.P. is the sole limited partner of SVF II Aggregator (Jersey) LP, which is the sole member of SVF II Holdings (DE) LLC, which is the sole limited partner of SVF II Investment Holdings (Jersey) L.P., which is the sole member of SVF II Investment Holdings LLC, which is the sole member of SVF II Investment Holdings (Subco) LLC, which is the sole member of SVF II Aggregator (DE) LLC. As a result of these relationships, each of these entities may be deemed to share beneficial ownership of the securities reported herein.
Percent of class: 10.1%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,128,902
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,128,902

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement

## Signatures
- SoftBank Group Corp.: /s/ Yuko Yamamoto, Yuko Yamamoto, Head of Corporate Legal Department (05/15/2026)
- SB Global Advisers Limited: /s/ Stephen Lam, Stephen Lam, General Counsel (05/15/2026)
- SoftBank Vision Fund II-2 L.P.: By: SB Global Advisers Limited, its Manager, By: /s/ Stephen Lam, Stephen Lam, General Counsel (05/15/2026)
- SVF II Aggregator (Jersey) L.P.: /s/ Michael Johnson, Michael Johnson, Director (05/15/2026)
- SVF II Holdings (DE) LLC: /s/ Jonathan Duckles, Jonathan Duckles, Director (05/15/2026)
- SVF II Investment Holdings (Jersey) L.P.: By: SVF II GP (Jersey) Limited, its general partner, By: /s/ Robert Milner, Robert Milner, Director (05/15/2026)
- SVF II Investment Holdings LLC: /s/ Jonathan Duckles, Jonathan Duckles, Director (05/15/2026)
- SVF II Investment Holdings (Subco) LLC: /s/ Jonathan Duckles, Jonathan Duckles, Director (05/15/2026)
- SVF II Aggregator (DE) LLC: /s/ Jonathan Duckles, Jonathan Duckles, Director (05/15/2026)